UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):     [X]    Form 10-K     [_]    Form 20-F     [_]    Form 11-K     [_]    Form 10-Q     [_]    Form N-SAR

For Period Ended: October 31, 2003

[_]    Transition Report on Form 10-K

[_]    Transition Report on Form 20-F

[_]    Transition Report on Form 11-K

[_]    Transition Report on Form 10.Q

[_]    Transition Report on Form N-SAR

For the Transition Period Ended: __________
Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

YOCREAM INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

5858 NE 87th Avenue
Address of Principal Executive Office (Street and Number)

Portland, Oregon 97220
City, State, and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

[X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

          [X]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

          [_]     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

Registrant was unable to meet the electronic filing deadline of 2:30 Pacific Time for filing its Form 10-K for the period ending October 31, 2003, because company personnel experienced extra-ordinary difficulty processing complex, tabular financial information into ASCII format and such difficulty could not have been anticipated or foreseen, nor eliminated without unreasonable effort or expense in a time frame that would have afforded the registrant to make a timely filing. As a result, the tabular financial information that would have been disclosed might be incomprehensible and possibly misleading because it may appear different than that information disclosed in the financial statements, making it difficult for the Chief Executive Officer and Chief Financial Officer to attest to the accuracy and completeness of the financial information being presented in the Form 10-K. Rather than publish a Form 10-K that was timely, but contained financial information that may be misleading and difficult to understand, the registrant opted to delay the filing to ensure that the financial information disclosed in its Form10-K was accurate and complete to avoid potentially confusing investors and having to file an amended Form 10-K at a later date. The registrant will file its Form 10-K no later than January 30, 2004.

PART IV-OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

W. Douglas Caudell, CFO                 503                     256-3754
(Name)                                         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X]    Yes      [_]     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [_] Yes         [X]    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

YOCREAM INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 29, 2004                                            By:   /s/ W. Douglas Caudell
                                                                                            W. Douglas Caudell, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.